SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 6)

                         MOTOR CARGO INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                           UNION PACIFIC CORPORATION
                      (Names of Filing Persons (Offeror))

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                   619907108
                     (CUSIP Number of Class of Securities)

                              Carl W. von Bernuth
                    Senior Vice President, General Counsel
                                 and Secretary
                           Union Pacific Corporation
                               1416 Dodge Street
                                Omaha, NE 68179
                                (402) 271-5777

           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)
                                With a copy to:

                             Paul T. Schnell, Esq.
                           Richard J. Grossman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                            Telephone: 212-735-3000

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

              [ X]    third-party tender offer subject to Rule 14d-1.
              [__]    issuer  tender offer subject to Rule 13e-4.
              [__]    going-private transaction subject to Rule 13e-3.
              [ X]    amendment to Schedule 13D under Rule 13d-2.

              Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]







------------------------------------------- ---------------- -----------------
CUSIP No.  619907108
------------------------------------------- ---------------- -----------------
--------- --------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS

          Union Pacific Corporation.  (I.R.S. IDENTIFICATION NO. 13-2626465)
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)
                   N/A          (b)
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   4      SOURCE OF FUNDS               WC
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                   N/A
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Utah
--------- --------------------------------------------------------------------
---------------------------------------- ------ ------------------------------
               NUMBER OF                   7    SOLE VOTING POWER
                SHARES                                   6,708,827* or 98.3%
             BENEFICIALLY
               OWNED BY
                 EACH
               REPORTING
                PERSON
                 WITH
                                         ------ ------------------------------
                                         ------ ------------------------------
                                           8    SHARED VOTING POWER
                                                         N/A
                                         ------ ------------------------------
                                         ------ ------------------------------
                                           9    SOLE DISPOSITIVE POWER
                                                 6,708,827* or 98.3%
                                         ------ ------------------------------
                                         ------ ------------------------------
                                          10    SHARED DISPOSITIVE POWER
                                                         N/A
---------------------------------------- ------ ------------------------------
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,708,827*
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [   ]
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    98.3%**
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                   CO
--------- --------------------------------------------------------------------

        * An additional 163,100 shares were tendered in the exchange offer pursuant to notices of guaranteed delivery.

        ** The percent of class is based on 6,823,540 shares outstanding as of the date hereof.


                        Amendment No. 6 to Schedule TO

                  This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "SEC") on October 31, 2001 and later amended on November 13, 2001, November 19, 2001, November 26, 2001, November 28, 2001 and November 29, 2001, which also constitutes Amendment No. 1 to the Schedule 13D filed initially with the SEC on October 24, 2001, relate to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific") to exchange each outstanding share of common stock of Motor Cargo Industries, Inc. ("Motor Cargo"), no par value (collectively, the "Shares"), for either (i) 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock"), or (ii) $12.10 in cash, at the election of the holder of each Share and upon the terms and subject to the conditions set forth in the Prospectus, dated November 29, 2001 (the "Prospectus") incorporated herein by reference as Exhibit (a)(13), and in the related Letter of Election and Transmittal, a copy of which was filed as Exhibit (a)(2) to the Schedule TO (the Letter of Election and Transmittal together with the Prospectus collectively constitute the "Offer"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prospectus. All references to the Preliminary Prospectus shall be deemed to refer to the Prospectus.

Item 11.          Additional Information.

                  Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         On November 30, 2001, Union Pacific and Motor Cargo jointly issued a press release filed as Exhibit (a)(14) hereto announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Thursday, November 29, 2001. All Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted for exchange and will be exchanged promptly for either Union Pacific Stock or cash, as per the election of each tendering Motor Cargo shareholder. Approximately 6,708,800 Motor Cargo shares were tendered in the offer, prior to its expiration, which constitutes approximately 98.3% of the total number of outstanding shares of Motor Cargo. In addition, the preliminary count by the exchange agent indicated that an additional 163,100 Motor Cargo shares were tendered pursuant to notices of guaranteed delivery.

         Pursuant to the Agreement and Plan of Merger, upon acceptance by Union Pacific of the Motor Cargo shares, Union Pacific was entitled to appoint five members to the board of directors of Motor Cargo. Union Pacific has appointed James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor, Jr. and James J. Theisen, Jr. to serve as members of the board of Motor Cargo. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo board, all former members of the board of directors of Motor Cargo have resigned. The information set forth in the above-referenced press release is incorporated herein by reference.


Item 12. Exhibits.

                  Item 12 of the Schedule TO is hereby amended and supplemented to add the following new exhibit:

         "(a)(14) Joint Press Release issued by Union Pacific and
                   Motor Cargo on November 30, 2001."


                                   SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           UNION PACIFIC CORPORATION

                           By:    /s/Carl W. von Bernuth
                                ---------------------------------
                           Name:  Carl W. von Bernuth, Esq.
                           Title: Senior Vice President,
                                  General Counsel and Secretary


Dated: November 30, 2001




                                 EXHIBIT INDEX

         Exhibit No.            Exhibit Name

            (a)(1) Preliminary Prospectus, dated October 31, 2001, is incorporated herein by reference from Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(2) Letter of Election and Transmittal is incorporated herein by reference to Exhibit
                                99.3 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(3) Notice of Guaranteed Delivery is incorporated herein by reference to Exhibit 99.4 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to Exhibit
                                99.5 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is incorporated herein by reference to Exhibit 99.6 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 is incorporated herein by reference to Exhibit
                                99.7 to Union Pacific's Registration Statement on Form S-4 filed on October 31, 2001.

            (a)(7) Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 is incorporated herein by reference to Exhibit
                                99.1 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001.

            (a)(8) Joint Press Release issued by Union Pacific and Motor Cargo on October 31, 2001 is incorporated herein by reference to Exhibit
                                (a)(8) to Union Pacific's Tender Offer
                                Statement on Schedule TO filed on October 31, 2001.

            (a)(9) Preliminary Prospectus, dated November 19, 2001, is incorporated herein by reference from Union Pacific's Amendment No. 1 to the Registration Statement on Form S-4 filed on October 31, 2001, as amended on November 19, 2001.

           (a)(10) Preliminary Prospectus, dated November 26, 2001, is incorporated herein by reference from Union Pacific's Amendment No. 2 to the Registration Statement on Form S-4 filed on October 31, 2001, as amended on November 19, 2001 and November 26, 2001.

           (a)(11) Preliminary Prospectus, dated November 28, 2001, is incorporated herein by reference from Union Pacific's Amendment No. 3 to the Registration Statement on Form S-4 filed on October 31, 2001, as amended on November 19, 2001, November 26, 2001 and November 28, 2001.

           (a)(12)              Press Release issued by Union Pacific on
                                November 29, 2001.

           (a)(13) Prospectus, dated November 29, 2001, filed by Union Pacific Corporation on November 29, 2001 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, is incorporated herein by reference.

           (a)(14) Joint Press Release issued by Union Pacific and Motor Cargo on November 30, 2001.

            (d)(1) Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co. is incorporated by reference to Exhibit 99.2 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001.

            (d)(2) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Harold R. Tate is incorporated herein by reference to Exhibit 99.2 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

            (d)(3) Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Marvin L. Friedland is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

             (g)                Not applicable.

             (h)                Not applicable.




                                                        Exhibit (a)(14)


Press Release

Contacts:         Investor Relations:  Beth Whited 402-271-4227
                  Media:  Ira Rosenfeld 804-291-5362
                  Motor Cargo:  Lynn Wheeler 801-299-5294

Union Pacific Announces Acquisition of Shares in Motor Cargo Exchange Offer

OMAHA--November 30, 2001--Union Pacific Corporation (NYSE: UNP) and Motor Cargo Industries, Inc. (NASDAQ: CRGO) today announced that Union Pacific has accepted the Motor Cargo shares which were tendered for exchange in the exchange offer which commenced on October 31, 2001, whereby Union Pacific offered to exchange, at the election of the Motor Cargo shareholders, each outstanding share of common stock of Motor Cargo for either 0.26 of a share of Union Pacific common stock, $12.10 in cash or a combination of both. The offer was made pursuant to a previously announced Agreement and Plan of Merger, dated as of October 15, 2001, and a tender offer statement, dated October 31, 2001, as amended.

The offer expired at midnight, New York City time, yesterday, November 29, 2001. All Motor Cargo shares validly tendered, and not properly withdrawn, prior to the expiration of the offer have been accepted for exchange and will be exchanged promptly for either Union Pacific common stock or cash, as per the election of each tendering Motor Cargo shareholder. Approximately 6,708,800 Motor Cargo shares were tendered in the offer, prior to its expiration, which constitutes approximately 98.3% of the total number of outstanding shares of Motor Cargo. In addition, the preliminary count by the exchange agent indicated that an additional 163,100 Motor Cargo shares were tendered pursuant to notices of guaranteed delivery. Substantially all of the Motor Cargo shareholders who tendered their shares elected to receive shares of Union Pacific common stock in the offer.

Pursuant to the Agreement and Plan of Merger, upon acceptance by Union Pacific of the Motor Cargo shares, Union Pacific was entitled to appoint five members to the board of directors of Motor Cargo. Union Pacific has appointed James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph E. O'Connor, Jr. and James
J. Theisen, Jr. to serve as members of the board of Motor Cargo. Except for Marvin L. Friedland and Louis V. Holdener, who have continued as members of the Motor Cargo board, all former members of the board of directors of Motor Cargo have resigned.

Following the mailing of an information statement to the remaining Motor Cargo shareholders, Union Pacific intends to merge Motor Cargo with Motor Merger Co., a wholly-owned subsidiary of Union Pacific. In the merger, the remaining Motor Cargo shareholders will receive in exchange for each outstanding share of common stock of Motor Cargo $12.10 in cash.

The Information Agent for the offer is Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022. Call collect (212) 754-8000, banks and brokerage firms call (800) 654-2468 or shareholders call (800) 607-0088.

                                     * * *

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. Shareholders of Motor Cargo and other investors are urged to read the following documents in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 which was declared effective on November 29, 2001 and Schedule TO, containing or incorporating by reference such documents and other information, filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, filed by Motor Cargo. Such documents, as they have been amended, contain important information about Motor Cargo, Union Pacific, the transaction and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9 may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone: (801) 299-5294.